SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

PetroKazakhstan Inc.
(Translation of registrant’s name into English)

140-4th Avenue S.W., #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F [ ] Form40-F [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 14, 2003 PetroKazakhstan Inc.

By:
/s/ Ihor P. Wasylkiw
Ihor P. Wasylkiw P. Eng., Vice President Investor Relations

News release via Canada NewsWire, Calgary 403-269-7605 -ME-

Attention Business Editors: PetroKazakhstan Inc. 2Q03 Financial Results Conference Call

CALGARY, July 14 /CNW/ - PetroKazakhstan Inc. (“PetroKazakhstan”) will be hosting a conference call to discuss its Second Quarter 2003 financial results that will be released after market close on Tuesday, July 29, 2003.

The conference call will be held on Wednesday, July 30, 2003 at 11:00 a.m. Eastern time (9:00 a.m. Mountain time). Those who wish to participate are invited to dial (416) 640-1907.

The conference call hosts will be Ihor P. Wasylkiw, Vice President Investor Relations, Bernard F. Isautier, President and Chief Executive Officer and Nicholas H. Gay, Senior Vice President Finance and Chief Financial Officer.

Those who are unable to participate by phone may either listen in to the call via a live webcast feed which can be accessed from PetroKazakhstan’s or Canada NewsWire’s websites. A recording of the conference call may be listened to in its entirety by calling (416) 640-1917 and specifying the code 21010295 (followed by the pound key). This recording will be available until August 6th. The archived webcast will be available until August 29th.

PetroKazakhstan Inc. is an independent, integrated, international energy company, celebrating its sixth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange under the symbol PKN. They also trade on the Toronto Stock Exchange under the symbol PKN and on the Frankfurt exchange under the symbol PKZ.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.